Exhibit 99.1

May 4, 2016

Press release

Turquoise Hill announces results of voting for the election of directors

VANCOUVER, CANADA – Turquoise Hill Resources today announced that the nominees set forth in the company’s management proxy circular dated March 15, 2016 were elected as directors of Turquoise Hill Resources. The detailed results of the vote for the election of directors held at the Annual Meeting of Shareholders, which took place on May 3, 2016 in Vancouver, are set out below.

Election of Directors

According to votes received, each of the following seven nominees proposed by management were elected as a director of Turquoise Hill Resources until the next annual shareholder meeting, or until such person’s successor is elected or appointed, with the following results:

Name of Nominee	Votes For	% For	Votes Withheld	% Withheld
Rowena Albones	1,749,149,268	98.56%	25,627,988	1.44%
Jill Gardiner	1,771,072,446	99.79%	3,704,810	0.21%
James W. Gill	1,771,183,867	99.80%	3,593,389	0.20%
R. Peter Gillin	1,752,285,511	98.73%	22,491,745	1.27%
Russel C. Robertson	1,771,003,812	99.79%	3,773,444	0.21%
Craig Stegman	1,769,669,052	99.71%	5,108,204	0.29%
Jeffery Tygesen	1,769,616,342	99.71%	5,160,914	0.29%

Final results on all matters voted on at the Annual Meeting of Shareholders will be filed on SEDAR.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office: +1 604 648 3934

Email: tony.shaffer@turquoisehill.com

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com